Heskett & Heskett

Attorneys At Law
John Heskett	2401 Nowata Place, Suite A	Telephone (918) 336-1773
	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
Email: info@hesklaw.com
Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

November 28, 2016

Maryse Mills-Apenteng

Special Counsel

United States Securities

and Exchange Commission

Re:	BorrowMoney.com, Inc.
Registration Statement on Form S-1
Filed January 4, 2016
File No. 333-208854

Dear Ms. Mills-Apenteng:

I am counsel for BorrowMoney.com, Inc. and am in receipt of your letter dated October 21, 2016, regarding the referenced filings. The Company’s responses to your questions are as follows:

1. We have reviewed your response to prior comment 1 and continue to believe that you are a shell company as defined in Rule 405. In this regard, we note that you currently have no material agreements with any lenders, though you describe securing licensed, qualified lenders as the first step in your business plan. Further, the amount and nature of the expenses incurred to develop your proprietary platform and software are unclear. Without further information, the business related activities you have described do not support the conclusion that your company is not a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please provide it to us. Otherwise, please revise your filing to disclosure that you are a shell company and further disclose the consequences of such status, such as the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

Response: From our review of the above comment, there seem to be two areas of concern in relation to the application of the definition of a shell company as described in Rule 405, namely the lack of material agreements with any lenders, same being the next logical step in the Company’s business plan and operation, and the lack of clarity as to the amount and nature of expenses incurred to develop the Company’s proprietary platform and software.

With respect to current lenders, recently, a representative of SecurityNational Mortgage Company executed the online application located on the BorrowMoney.com portal. After verification of the application by BorrowMoney.com, SecurityNational Mortgage Company became an official lender for the service area they selected, which comprises the State of California and the State of Oregon. SecurityNational Mortgage Company is a subsidiary of Security National Financial Corporation which reports on EDGAR under Commission File Number 000-09341. All potential lenders are required to sign up through the web-based portal to receive their account information, including their login ID and password. SecurityNational Mortgage Company, through its California office has already received their account information to fully access the system, including their login ID and password. Now when an inquiry is made from a potential borrower having entered a ZIP Code for either California or Oregon, the referral query by a borrower will be sent to the contact person with SecurityNational Mortgage Company. SecurityNational Mortgage Company will then enter the BorrowMoney.com portal, evaluate the lead and thereafter respond back to the Company that they either accept or reject the lead of the Borrower.

Currently, the Company is in negotiations with a number of other lenders and expects the “bottleneck” to subside regarding getting lenders to join the portal, including Capital One, and believes that borrower activity will gain momentum in the near future. As for California and Oregon, the Company is focusing on adding two additional lenders to those areas. Once a lender is satisfied with the workings of the portal to generate credible leads, a lender may choose to spend additional funds on a campaign to increase Internet traffic to the website for applicable ZIP Codes. This will increase the number of leads and hits for referrals which will in turn provide additional revenue.

Although the Company is very excited about the sign-up of SecurityNational Mortgage Company for California and Oregon to jump start its referral business through the portal, the Company has been able to generate approximately $6,800 over the last 3 months through some banner advertising and membership fees, with an emphasis on realtors purchasing memberships through the “join our network” tab on the portal. Please look at the “find” tab on the portal where you will see a complete section dealing with realty listings, listing agents and related services. Although the Company does not take a referral fee or commission, a number of realtors have elected to become members and join the network so that their listings can be exclusively listed for their geographic area.

With respect to the website development expenditures, please note that the development costs are in excess of $ 224,595.60. We have provided you with a spreadsheet reflecting the arduous process which is enclosed herewith. Please note the dates and time spent to get to this point. Also enclosed herewith is a detailed analysis from E-Wiz, the actual designer and developer of the software and portal. As you can see from their summary, the portal is the result of over five (5) years of work by the founder, Aldo Piscitello.

Clearly, this Company consists of a valuable and costly investment which has a value that is certainly justified as being more than more than just no or nominal assets. Further, the Company has a lender that has joined its platform, has sold memberships to realtors, has sold banner advertising, and has an operational platform, employees, and development history so as to have more than just no or nominal operations. We do not believe that the definition of a shell company as contained in Rule 405 regarding no or nominal operations and no assets is applicable.

While we appreciate the Commission’s concerns regarding past abuses by unscrupulous promoters to create reverse merger vehicles with trumped up esoteric businesses, BorrowMoney.com clearly does not fall within this category of companies that are undeniably shells. We respectfully request that Mr. Piscitello be recognized for his years of work and expense to develop the business of BorrowMoney.com. The Company has a real business with operations, is actually doing business, is negotiating with additional lenders, pays its bills and expenses, is beginning to generate revenue, has employees, has three (3) offices, with two (2) in Florida and one (1) in Brooklyn, has contractual relationships, has spent a substantial sum of money to develop its portal, which no doubt has value in and of itself, and has leadership that is connected to the Company’s business and industry, not to the world of stock promotion.

Please note that this Company consists of more than an idea at this stage, as it is now in the process of marketing its product to lenders within regional areas and thereafter initiating an internet campaign within these areas. The establishment of these lender relationships takes time and effort for expansion

The Company’s position is clear and we do not believe that the definition of a shell company contained in Rule 405 regarding no or nominal operations or assets is applicable. Please reconsider your position in light of the additional information provided.

The foregoing information is deemed to be Company’s response to comment Number 1. to your inquiries of October 21, 2016. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Heskett
John Heskett

JFH:bs